                                                            OMB APPROVAL
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

For the month of July 23 and July 26, 2004 .

Commission File Number 033-74656

                            DOMAN INDUSTRIES LIMITED
--------------------------------------------------------------------------------
                (Translation of registrant's name into English)

       3rd Floor, 435 Trunk Road, Duncan, British Columbia Canada V9L 2P9
--------------------------------------------------------------------------------
                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):_________

NOTE: Regulation S-T Rule 101(b)(l) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No[X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                DOMAN INDUSTRIES LIMITED
                                                ------------------------
                                                      (Registrant)

Date July 26, 2004                              By /s/ P. G. Hosier
                                                   -----------------
                                                      (Signature) *
                                                     Philip G. Hosier
                                                   Vice President, Finance

-----------------------
* Print the name and title under the signature of the signing officer.

                  PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION SEC 1815 (11-02) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE
                  FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                         DOMAN INDUSTRIES LIMITED
                                         435 TRUNK ROAD
                                         DUNCAN, BRITISH COLUMBIA
                          [COMPANY LOGO] CANADA V9L 2P9

                                         TELEPHONE: (250) 748-3711
                                         FACSIMILE: (250) 748-6045

                                  NEWS RELEASE

                            DOMAN INDUSTRIES LIMITED

FOR IMMEDIATE RELEASE

July 23, 2004 - Duncan, British Columbia. Doman Industries Limited ("Doman" or the "Company") announces that certain technical or administrative amendments were made to the Plan of Compromise and Arrangement (the "Plan") filed in connection with proceedings under the Companies' Creditors Arrangement Act ("CCAA").

The technical amendments to the Plan may be obtained by accessing the Company's website at <www.domans.com>.

About Doman:

Doman is an integrated Canadian forest products company and the second largest coastal woodland operator in British Columbia. Principal activities include timber harvesting, reforestation, sawmilling logs into lumber and wood chips, value-added remanufacturing and producing NBSK pulp. All the Company's operations, employees and corporate facilities are located in the coastal region of British Columbia and its products are sold in 30 countries worldwide.

This press release contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause the actual results of the Company to be materially different from those expressed or implied by those forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign-currency exchange rates and other factors referenced herein and in the Company's annual information form and annual report.

   FOR FURTHER                   RICK DOMAN                   P.G. HOSIER
INFORMATION CONTACT:            250 748 3711                 604 665 6231.

            DOMAN INDUSTRIES LIMITED (1) 2004 SECOND QUARTER REPORT

[COMPANY LOGO] 2004 SECOND QUARTER REPORT

TO OUR SHAREHOLDERS

QUARTERLY MANAGEMENT'S DISCUSSION & ANALYSIS

EBITDA

EBITDA in the second quarter of 2004 was $47.0 million compared to $15.8 million in the immediately preceding quarter and negative $19.9 million in the second quarter of 2003. The significant improvement in EBITDA for the current quarter reflects higher prices for lumber and pulp, combined with lower costs. EBITDA for the first half of 2004 was $62.9 million compared to negative $1.5 million for the same period in 2003.

SUMMARY OF SELECTED RESULTS FOR THE QUARTER AND SIX MONTHS YTD


                                                    2ND      1st      2nd     6 Months   6 Months
                                                  QUARTER  Quarter  Quarter    ended      ended
            (millions of dollars)                   2004    2004     2003    June 2004  June 2003
            ---------------------                 -------  -------  -------  ---------  ---------
Gross sales                                        227.5    161.9    149.5     389.4      304.0
Countervailing & anti-dumping duties                12.6      9.5      8.5      22.1       16.4
EBITDA (Note)                                       47.0     15.8    (19.9)     62.9       (1.5)
Operating earnings (loss)                           29.8      4.4    (34.7)     34.2      (27.7)
Foreign exchange gain (loss) on long-term debt     (15.1)   (10.0)    81.0     (25.1)     154.9
Net earnings (loss) from Continuing Operations     (23.5)   (39.2)    19.5     (62.7)      75.1
Net earnings (loss) from Discontinued Operations    (5.6)    (5.1)    (5.8)    (10.8)      (9.2)
Net earnings (loss)                                (29.1)   (44.3)    13.7     (73.5)      65.9

EARNINGS FROM CONTINUING OPERATIONS

The net loss for the second quarter of 2004 was $23.5 million compared to a net loss of $39.2 million in the immediately preceding quarter and net earnings of $19.5 million in the second quarter of 2003.

Contributing to the net loss for the second quarter of 2004 was an unrealized foreign exchange loss of $15.1 million on the translation of debt denominated in US dollars. This compares with a foreign exchange loss of $10.0 million in the immediately preceding quarter and a foreign exchange gain of $81.0 million in the second quarter of 2003.

The net loss for the first half of 2004 was $62.7 million compared to a profit of $75.1 million for the same period in 2003. Contributing to the net loss for the first half of 2004 was an unrealized foreign exchange loss of $25.1 million on US dollar debt compared to a gain of $154.9 million for the same period in 2003. Interest expense for the first half of 2004 was $60.4 million compared to $47.2 million for the same period in 2003.

Financial restructuring costs for the second quarter of 2004 were $5.0 million and for the six months to June 2004 totalled $8.3 million.

            DOMAN INDUSTRIES LIMITED (2) 2004 SECOND QUARTER REPORT

SOLID WOOD SEGMENT

Sales in the solid wood segment increased to $175.2 million in the current quarter from $110.4 million in the same period of 2003 reflecting higher sales volumes for lumber and logs and higher average sales realizations for lumber. For the six months year to date, sales in the solid wood segment were $294.6 million compared to $224.0 million for the same period in 2003.

EBITDA for the solid wood segment in the second quarter was $37.0 million compared to $17.7 million in the previous quarter and $(4.4) million in the same quarter of 2003. The average lumber price (before deducting softwood duties and freight) was $675 per mfbm in the second quarter compared to $572 per mfbm in the previous quarter and $519 per mfbm in the second quarter of 2003. Logging operations were fully under way in the second quarter. Production of 1,158 km3 increased from 769 km3 in the previous quarter and 754 km3 in the second quarter of 2003. A new market-based timber pricing system that became effective in February 2004 is expected to reduce stumpage fees by approximately $8 per cubic metre.

NBSK PULP SEGMENT

Pulp sales for the quarter were $52.3 million compared to $39.1 million in the same quarter of 2003. The average list price of NBSK pulp, delivered to Northern Europe, was US $650 per ADMT in the second quarter of 2004 compared to US $550 per ADMT in the same quarter of 2003.

EBITDA for the pulp segment in the quarter was $12.2 million compared to $0.1 million in the previous quarter and $(14.0) million in the second quarter of 2003. The Squamish pulpmill operated for 91 days in the second quarter of 2004, producing 72,040 ADMT.

CHANGES IN CASH FLOWS, FINANCIAL POSITION AND LIQUIDITY

Cash flow from continuing operations in the second quarter of 2004, before changes in non-cash working capital, was $4.3 million compared to $(16.5) million in the previous quarter and $(46.9) million in the second quarter of 2003. After changes in non-cash working capital, cash provided by continuing operations in the second quarter of 2004 was $(2.4) million compared to $2.8 million in the previous quarter and $(24.6) million in the second quarter of 2003.

Additions to property, plant and equipment in the second quarter were $13.0 million of which $11.5 million was for road construction in the logging sector.

Bank indebtedness increased by $11.4 million in the quarter in part to finance working capital which increased by $32.9 million (excluding accrued interest on the Company's outstanding bond indebtedness for which interest payments are stayed under the Company's CCAA proceedings).

The Company's cash balance at June 30, 2004 was $17.9 million. In addition, $17.6 million was available under its revolving credit facility.

MARKETS AND OUTLOOK

Lumber prices in the US as measured by SPF 2x4 lumber averaged approximately US $437 per mfbm in the second quarter of 2004 compared to US $370 per mfbm in the previous quarter and US $247 per mfbm in the second quarter of 2003. While U.S. housing start figures for June showed some softening from the highs seen recently, overall housing activity is expected to remain at strong levels. Despite favourable rulings for Canada from NAFTA and WTO panels, a satisfactory resolution to the softwood lumber dispute has still to be reached and the uncertainty that this creates continues to trouble and frustrate the BC lumber industry.

NBSK pulp markets continued strengthening in the quarter with list prices to Europe ending the second quarter at US $655 per ADMT. The market is expected to remain relatively stable in the third quarter and strengthen further later in the year.

            DOMAN INDUSTRIES LIMITED (3) 2004 SECOND QUARTER REPORT

SALE OF PORT ALICE PULPMILL

On May 11, 2004 a sale of the Port Alice pulpmill to Port Alice Specialty Cellulose Inc., a subsidiary of LaPointe Partners, Inc., was approved by the Supreme Court of British Columbia, with closing on the same date. Under the purchase and sale agreement, the purchaser acquired for one dollar substantially all the assets used primarily or exclusively in the Port Alice mill, including $2.73 million of adjusted working capital (as defined) and the assumption of outstanding obligations relating to the pulpmill, including employee and pension liabilities.

In the attached financial statements the assets, liabilities and operating results of Port Alice are separately disclosed and referred to as discontinued operations. The loss from discontinued operations was $5.6 million in the quarter ended June 30, 2004 and $10.8 million for the year to date.

RESTRUCTURING

On June 7, 2004 a creditors meeting was held, in connection with proceedings under the Companies' Creditors Arrangement Act ("CCAA") to consider the Plan of Compromise and Arrangement (the "Plan"). The creditors overwhelmingly voted to approve the Plan. KPMG Inc., the monitor appointed by the Supreme Court of British Columbia under the CCAA, confirmed that approximately 97.75% of the number of affected creditors that voted at the meeting, holding approximately 99.98% of the total value of the claims, voted to approve the Plan.

On June 11, 2004 the Supreme Court of British Columbia issued an order sanctioning the Plan. Implementation of the Plan is expected to occur on or about July 27, 2004 and the stay of proceedings was extended to the earlier of the end of the business day after the Plan implementation day and July 31, 2004.

Shareholders of the Company on the Plan implementation day (the "PID") are entitled to receive Class C Warrants of Western Forest Products Inc. ("Western Forest"), the company that will operate the successor business to the Company. Each Class C Warrant entitles the holder to purchase one common share of Western Forest, is non-transferable and has a five year term, subject to certain early termination provisions. The Class C Warrants will not be listed. Shareholders will receive no other securities under the Plan.

The holders of Class A Common Shares and the Class B Non-Voting Shares, Series 2 are entitled to receive on a pro rata basis, in the aggregate, 45% of the Class C Warrants. The holders of the Class A Preferred Shares are entitled to receive on a pro rata basis, in the aggregate, 55% of the Class C Warrants.

The Class C Warrants will be issuable in three tranches, for 10% of the fully-diluted shares of Western. (Tranches 1, 2 and 3 will be exercisable for 2%, 3% and 5% of the fully-diluted shares of Western, at equity strike prices of $417.3 million, $667.3 million and $867.3 million, respectively).

The Company has been advised that the Toronto Stock Exchange will halt trading in the Class A and Class B Shares from noon on July 27, 2004, which halt is expected to remain following the implementation of the Plan until the stay of proceedings imposed under the CCAA Court order is lifted, at which time the Class A and B Shares will be delisted from the Toronto Stock Exchange.

OUTSTANDING SHARE DATA

At July 21, 2004, there were 4,774,971 Class A Common Shares, 37,706,012 Class B Non-Voting Shares and 1,281,526 Class A Cumulative Redeemable Preferred Shares, Series 4 issued and outstanding.

OTHER MATTERS

There has been no change to the information provided in the Annual Management Discussion and Analysis ("MD&A") for 2003, dated April 16, 2004 in respect of the following items: Financial Instruments and Off-Balance Sheet Arrangements, Transactions with Related Parties and Critical Accounting Estimates. Please see the 2003 Annual MD&A for information on these items.

Unless otherwise noted, the information in this discussion and analysis is as at July 22, 2004. All financial references are in Canadian dollars unless otherwise noted.

            DOMAN INDUSTRIES LIMITED (4) 2004 SECOND QUARTER REPORT

CONCLUSION

There has been significant improvement in EBITDA in the second quarter. With the overwhelming approval by the creditors of the Company's restructuring Plan, the lengthy reorganization process will be concluded at the end of July. The timing of emergence from CCAA, with strong markets for lumber and pulp, combined with the rationalization and improved efficiencies of our operations, is very positive for the successor company, Western Forest Products Inc. Western Forest Products Inc. is well positioned to play a leading role in the forest industry over the coming years.

                       ON BEHALF OF THE BOARD OF DIRECTORS

                                  "J.H. DOMAN"

                                                 J.H. DOMAN
                      President and Chief Executive Officer

Duncan, BC
July 22, 2004

Note:

Cash flow is defined as cash flow from operations before changes in non-cash working capital as disclosed in the consolidated statements of cash flows.

EBITDA represents operating earnings (loss) before amortization, asset write-downs and other income (expenses) as disclosed in the consolidated statement of operations. The Company discloses EBITDA as it is a measure used by analysts to evaluate the Company's performance. As EBITDA is a non-GAAP measure, it may not be comparable to EBITDA calculated by others. In addition, as EBITDA is not a substitute for net earnings (loss), readers should consider net earnings in evaluating the Company's performance.

This report contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause the actual results of the Company to be materially different from those expressed or implied by those forward-looking statements. Such statements include, among others: general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign-currency exchange rates and other factors referenced herein.

DOMAN INDUSTRIES LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
UNAUDITED

(in thousands of dollars, except per share amounts)


                                                                         THREE MONTHS ENDED               SIX MONTHS ENDED
                                                                              JUNE 30,                        JUNE 30,
                                                                    ----------------------------     --------------------------
                                                                        2004            2003            2004          2003
                                                                        ----            ----            ----          ----
                                                                                     (RESTATED -                    (RESTATED -
                                                                                       NOTE 3)                       NOTE 3)
Sales.............................................................  $    227,477    $    149,523     $   389,397   $    304,024
Costs and Expenses

  Cost of goods sold before amortization..........................       148,508         143,546         267,529        256,286
   Freight costs .................................................        13,297          12,276          25,950         24,153
   Countervailing and anti-dumping duties ........................        12,598           8,538          22,135         16,355
   Selling and administration.....................................         6,046           5,098          10,911          8,681
                                                                    ------------    ------------     -----------   ------------
                                                                         180,449         169,458         326,525        305,475
                                                                    ------------    ------------     -----------   ------------
Operating earnings (loss) before amortization and
   other income and expense.......................................        47,028         (19,935)         62,872         (1,451)

Amortization of property, plant and equipment.....................        17,185          12,772          28,647         24,253
Operating restructuring costs ....................................            --           2,000              --          2,000
                                                                    ------------    ------------     -----------   ------------
Operating earnings (loss) ........................................        29,843         (34,707)         34,225        (27,704)

Interest expense

  Cash interest...................................................       (31,500)        (25,573)        (60,413)       (47,183)
  Exchange gains (and losses) on long-term debt and
      amortization of debt issue costs............................       (16,073)         79,868         (27,128)       152,635
  Financial restructuring costs ..................................        (4,999)         (1,632)         (8,307)        (3,581)
  Other income (expense)..........................................          (396)          1,032            (337)         1,119
                                                                    ------------    ------------     -----------   ------------
                                                                         (52,968)         53,695         (96,185)       102,990
                                                                    ------------    ------------     -----------   ------------
Earnings (loss) before income taxes...............................       (23,125)         18,988         (61,960)        75,286
Income tax (expense) recovery.....................................          (385)            493            (748)          (208)
                                                                    ------------    ------------     -----------   ------------
Net earnings (loss) from continuing operations....................       (23,510)         19,481         (62,708)        75,078
Net earnings (loss) from discontinued operations..................        (5,634)         (5,772)        (10,777)        (9,195)
                                                                    ------------    ------------     -----------   ------------
Net earnings (loss)...............................................       (29,144)         13,709         (73,485)        65,883
Provision for dividends on preferred shares.......................        (1,200)         (1,197)         (2,403)        (2,351)
                                                                    ------------    ------------     -----------   ------------
Net earnings (loss) attributable to common and non-voting shares
   Continuing operations .........................................       (24,710)         18,284         (65,111)        72,727
   Discontinued operations .......................................        (5,634)         (5,772)        (10,777)        (9,195)
                                                                    ------------    ------------     -----------   ------------
                                                                         (30,344)         12,512         (75,888)        63,532
                                                                    ============    ============     ===========   ============
Net earnings (loss) per common share
   Continuing operations .........................................         (0.58)           0.43           (1.53)          1.71
   Discontinued operations .......................................         (0.13)          (0.14)          (0.25)         (0.22)
                                                                    ------------    ------------     -----------   ------------
                                                                           (0.71)           0.29           (1.79)          1.50
Average number of common and non-voting shares
   outstanding (000's)                                                    42,481          42,481          42,481         42,481

DOMAN INDUSTRIES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOW
UNAUDITED
(in thousands of dollars)


                                                                         THREE MONTHS ENDED               SIX MONTHS ENDED
                                                                              JUNE 30,                        JUNE 30,
                                                                    ----------------------------     --------------------------
                                                                        2004            2003            2004          2003
                                                                        ----            ----            ----          ----
                                                                                     (RESTATED -                    (RESTATED -
                                                                                       NOTE 3)                        NOTE 3)
Operating Activities

   Net earnings (loss) from continuing operations.................       (23,510)         19,481         (62,708)        75,078
   Add (deduct) items not involving cash:
      Amortization of capital assets .............................        17,185          12,772          28,647         24,253
      Amortization of financing costs.............................           931           1,094           2,025          2,222
      Foreign exchange (gain) loss................................        15,142         (80,963)         25,103       (154,857)
      (Gain) loss on fixed asset disposals .......................           (15)         (1,210)           (427)        (1,122)
      Other items.................................................        (5,446)          1,951          (4,860)         2,273
                                                                    ------------    ------------     -----------   ------------
      Working capital provided by (used in)
         continuing operations....................................         4,287         (46,875)        (12,220)       (52,153)

Net change in non-cash working capital items -
   continuing operations..........................................        (6,700)         22,251          12,599         38,596
                                                                    ------------    ------------     -----------   ------------
Funds provided by operating activities - continuing
   operations.....................................................        (2,413)        (24,624)            379        (13,557)
Funds provided by operating activities - discontinued
   operations.....................................................        (1,036)          8,297          (3,707)         4,603
                                                                    ------------    ------------     -----------   ------------
Funds provided by operating activities                                    (3,449)        (16,327)         (3,328)        (8,954)

Financing Activities

   Increase (decrease) in bank indebtedness ......................        11,422          27,022          13,961         20,072
                                                                    ------------    ------------     -----------   ------------

Investing Activities

   Additions to property, plant and equipment.....................       (13,039)        (11,217)        (18,784)       (19,029)
   Disposal of property, plant and equipment......................            30           1,405           1,055          1,668
   Other..........................................................         3,282             479           3,428            458
                                                                    ------------    ------------     -----------   ------------

Funds used in investing activities................................        (9,727)         (9,333)        (14,301)       (16,903)
                                                                    ------------    ------------     -----------   ------------

Increase (decrease) in cash.......................................        (1,754)          1,362          (3,668)        (5,785)
Cash, beginning of period.........................................        19,647          15,452          21,561         22,599
                                                                    ------------    ------------     -----------   ------------

Cash, end of period...............................................  $     17,893    $     16,814     $    17,893   $     16,814
                                                                    ============    ============     ===========   ============

DOMAN INDUSTRIES LIMITED
CONSOLIDATED BALANCE SHEETS
(in thousands of dollars)


                                                                      JUNE 30,      DECEMBER 31,
                                                                        2004            2003
                                                                        ----            ----
                                                                     (UNAUDITED)     (AUDITED)
                                                                                     (RESTATED-
                                                                                       NOTE 3)
ASSETS

Current Assets

   Cash..........................................................   $     17,893    $     21,561
   Accounts receivable...........................................        104,031          62,894
   Inventories...................................................        175,910         146,489
   Prepaid expenses .............................................          9,938           5,837
   Discontinued operations ......................................          3,686          18,880
                                                                    ------------    ------------
                                                                         311,458         255,661

Investments......................................................         10,988          10,786

Property, plant and equipment....................................        449,677         460,305

Other assets.....................................................         16,684          19,898

Long-term assets of discontinued operations .....................             --           2,402
                                                                    ------------    ------------
                                                                    $    788,807    $    749,052
                                                                    ============    ============

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Current Liabilities

    Bank indebtedness ...........................................   $     44,388    $     30,427
   Accounts payable and accrued liabilities .....................        162,717         116,694
   Accounts payable and accrued liabilities, subject
     to compromise...............................................        152,098         110,862
   Current portion of long-term debt subject to compromise ......        517,514         503,042
   Current portion of long-term debt ............................        213,408         207,440
   Discontinued operations ......................................             --           8,124
                                                                    ------------    ------------
                                                                       1,090,125         976,589

Long-term debt ..................................................        166,725         162,063

Other liabilities................................................         22,567          21,906

Long-term liabilities of discontinued operations ................             --           5,619
                                                                    ------------    ------------
                                                                       1,279,417       1,166,177

Shareholders' Equity (Deficit)
   Share capital

      Preferred shares...........................................         64,076          64,076
      Common and non-voting shares...............................        242,942         242,942
                                                                    ------------    ------------
                                                                         307,018         307,018

   Deficit.......................................................       (797,628)       (724,143)
                                                                    ------------    ------------
                                                                        (490,610)       (417,125)
                                                                    ------------    ------------
                                                                    $    788,807    $    749,052
                                                                    ============    ============

Approved by the Board:

/s/ J.H. Doman                     /s/ Ian Danvers
--------------                     ---------------
J.H. Doman                         Ian Danvers
Director                           Director

DOMAN INDUSTRIES LIMITED
SUPPLEMENTAL INFORMATION
UNAUDITED


                                                                    THREE MONTHS ENDED     SIX MONTHS ENDED
                                                                         JUNE 30,               JUNE 30,
                                                                    ------------------     ----------------
                                                                      2004      2003         2004    2003
                                                                      ----      ----         ----    ----
Sales ($ Millions)

   Lumber................................................             115.2      79.1        215.2    155.2
   Logs..................................................              53.4      26.3         67.5     58.4
   By-Products...........................................               6.6       5.0         11.9     10.4
                                                                     ------    ------      -------  -------

Solid Wood Segment.......................................             175.2     110.4        294.6    224.0
Pulp Segment.............................................              52.3      39.1         94.8     80.0
                                                                     ------    ------      -------  -------

Total Sales to external customers........................             227.5     149.5        389.4    304.0
                                                                     ------    ------      -------  -------
Intersegment Sales accounted for
   at market prices......................................              14.9      12.4         27.7     26.1

Sales Volumes
   Lumber (MMFBM)........................................               171       153          346      276
   Logs (km(3))..........................................               449       167          549      373

   Pulp - NBSK (ADMT)....................................            65,549    60,882      126,560  127,895
   Pulp - Sulphite (ADMT)................................             7,934    10,803       13,031   26,009
                                                                     ------    ------      -------  -------
Production Volumes

   Lumber (MMFBM)........................................               175       141          330      306
   Logs (km(3))..........................................             1,158       754        1,927    1,435
   Pulp - NBSK (ADMT)....................................            72,040    61,119      135,764  131,051
   Pulp - Sulphite (ADMT)................................                --        --           --   16,441
                                                                     ------    ------      -------  -------
EBITDA ($ Millions)

   Solid Wood Segment....................................              37.0      (4.4)        54.7     15.6
   Pulp Segment..........................................              12.2     (14.0)        12.3    (14.4)
   General Corporate.....................................              (2.2)     (1.5)        (4.2)    (2.6)
                                                                     ------    ------      -------  -------

      Total..............................................              47.0     (19.9)        62.8     (1.4)
                                                                     ------    ------      -------  -------
Amortization ($ Millions)

   Solid Wood Segment....................................              14.5      10.5         23.7     19.3
   Pulp Segment..........................................               2.6       2.3          4.9      5.0
                                                                     ------    ------      -------  -------

      Total..............................................              17.1      12.8         28.6     24.3
                                                                     ------    ------      -------  -------
Segmented Operating Earnings (Loss) ($Millions)

   Solid Wood Segment....................................              22.5     (14.9)        31.0     (3.7)
   Pulp Segment..........................................               9.6     (16.3)         7.4    (19.4)
                                                                     ------    ------      -------  -------

                                                                       32.1     (31.2)        38.4    (23.1)

General Corporate                                                      (2.2)     (3.5)        (4.2)    (4.6)
                                                                     ------    ------      -------  -------

      Total..............................................              29.9     (34.7)        34.2    (27.7)
                                                                     ------    ------      -------  -------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    GOING CONCERN

      On November 7, 2002 the Company was granted protection from its creditors under the Companies Creditors Arrangement Act ("CCAA"), pursuant to an Order ("Court Order") issued by the Supreme Court of British Columbia (the "Court"). Under terms of the Court Order, the Company was required to present to the Court a Plan of Arrangement and Compromise (the "Plan") setting out the terms of the restructuring of its debt and other obligations. The effect of the Court Order is to stay the Company's current obligations to creditors until the Plan can be approved and implemented.

      Since November 7, 2002 and until April 30, 2004, the Company had been negotiating the terms of the Plan with various stakeholders including committees of unsecured bondholders and secured bondholders, other unsecured creditors, preferred shareholders and common shareholders (together, referred to as the "Stakeholders"). In addition, the Company and its advisors had been actively pursuing refinancing opportunities with potential lenders and investors and possible asset sales to third parties to generate proceeds to reduce or replace the Company's existing debt.

      On April 30, 2004, the Court issued an order authorizing the filing of a Plan and directing the Company to hold a meeting of unsecured creditors. On June 7, 2004, the unsecured creditors approved the Plan. On June 11, 2004, the Court issued its Sanction Order approving the Plan.

      A summary of the terms of the approved Plan are as follows:

      - The pulp and solid wood assets of Doman will be separated into two new corporate groups; Lumberco which will hold the lumber assets of Doman, and Pulpco, a wholly owned subsidiary of Lumberco, which will hold the pulp assets (other than Port Alice) of Doman. Lumberco will take over from Doman as the public parent company.

      - The unsecured indebtedness of Doman and its subsidiaries, including its pre-filing trade debt, will be compromised and converted to 75% of the equity of Lumberco, subject to cash elections.

      - The indebtedness of Doman held by secured noteholders will be refinanced in full through a combination of an offering of warrants to the unsecured creditors and a private placement to Tricap, certain funds for which Merrill Lynch Investment Manager or its affiliate acts as investment adviser, Quadrangle and Amaranth (the "Standby Purchasers") in consideration for the issuance of new secured bonds and the remaining 25% of Lumberco equity to the Standby Purchaser and those creditors who exercise the warrants.

      - Post restructuring, Lumberco is expected to have no debt other than the new secured bonds, a working capital facility of up to $100 million and certain intercorporate debt.

      - Existing shareholders of Doman will not be entitled to any distributions or other compensation under the Plan and will have no entitlement to vote on the Plan, except that they will be granted three tranches of non-transferable warrants to purchase up to 10% of the shares of Lumberco on the terms set out in the Plan.

      Basis of presentation:

      The accompanying consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its obligations in the normal course of business. There is doubt about the appropriateness of the use of the going concern assumption because of the CCAA reorganization proceedings and circumstances relating to this event, including the Company's current debt structure, recent losses and cash flow. As such, realization of assets and discharge of liabilities are subject to significant uncertainty.

      The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. The appropriateness of the going concern basis is dependent upon, among other things, confirmation of a plan of reorganization, future profitable operations and the ability to generate sufficient cash from operations and financing arrangements to meet obligations.

      Lumberco, the reorganized Company, will be required to adopt fresh start accounting in accordance with Canadian GAAP. This accounting will require that assets and liabilities be recorded at their fair values at the date of emergence from the Company's reorganization proceedings. As a result, the reported amounts in the consolidated financial statements could materially change, because they do not give effect to any adjustments to the carrying value of assets and liabilities that may ultimately result from the adoption of fresh start accounting.

2.    SIGNIFICANT ACCOUNTING POLICIES

      These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and, accordingly, should be read in conjunction with the Company's most recent audited annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application used in the Company's annual consolidated financial statements as at and for the year ended December 31, 2003, except for the new accounting policies adopted subsequent to that date, as detailed below.

3.    DISCONTINUED OPERATIONS:

      Effective May 11, 2004, the Company sold its Port Alice pulpmill to Port Alice Specialty Cellulose Inc., a subsidiary of Lapointe Partners, Inc. Under the purchase and sale agreement, the purchaser acquired all the assets used primarily or exclusively in the Port Alice pulpmill, including $2.73 million of adjusted working capital (as defined) and the assumption of outstanding obligations relating to the pulpmill, including employee and pension liabilities, for one dollar.

Financial information for the discontinued operations is as follows:

BALANCE SHEETS

                                                                    June 30, 2004    December 31, 2003
                                                                    -------------    -----------------
 Current assets:
   Accounts receivable ................................                $ 3,686            $  5,423
   Inventories ........................................                      -              12,531
   Prepaid expenses ...................................                      -                 926
                                                                       $ 3,686            $ 18,880
 Long-term assets:
   Property, plant and equipment ......................                $     -            $    110
   Other assets .......................................                      -               2,292
                                                                       $     -            $  2,402
 Current liabilities
   Accounts payable and accrued
        liabilities ...................................                $     -            $  8,124

 Other obligations ....................................                $     -            $  5,619

STATEMENTS OF OPERATIONS


                                                     Three months ended      Six months ended
                                                           June 30                June 30
                                                        2004      2003        2004       2003
                                                        ----      ----        ----       ----
Revenues                                             $ 8,429   $10,904     $ 12,764   $ 26,866
Costs and expenses.................
  Production costs ................                    8,921    15,520       17,933     33,384
  Freight costs ...................                      995     1,156        1,461      2,677
                                                       9,916    16,676       19,394     36,061
Loss from operations                                  (1,487)   (5,772)      (6,630)    (9,195)
Loss on sale of
    operations ....................                   (4,147)        -       (4,147)         -
Loss from discontinued
    operations ....................                  $(5,634)  $(5,772)    $(10,777)  $ (9,195)

      The receivable due from the purchaser, shown in the table above, in the amount of $3.7 million represents working capital sold to the purchaser. This amount is being disputed by the purchaser.

4.    ADOPTION OF NEW ACCOUNTING POLICIES:

      Effective January 1, 2004, the Company adopted or changed the following accounting policies as required under new Canadian Institute of Chartered Accountants ("CICA") recommendations:

      (a)   ASSET RETIREMENT OBLIGATIONS:

      The Company retroactively adopted CICA new handbook section 3110 on the recognition and measurement of asset retirement obligations, which for the Company encompasses primarily reforestation liabilities. Under this new section, asset retirement obligations are recognized at the fair value in the period in which the legal obligation was incurred, with fair value of a liability determined with reference to the present value of estimated future cash flows. In periods subsequent to the initial measurement, changes in the liability resulting from the passage of time and revisions to fair value calculations are recognized in the statement of operations as they occur.

      The following changes to historical financial statements have been made to reflect the new policy:

                                                Prior Policy   New policy
                                                ------------   ----------
Balance Sheet as at December 31, 2003:
      Other long-term liabilities               $     29,725   $   27,525
      Deficit, ending                                726,343      724,143

      The adoption of the new standard did not have any effect on the results from operations or cash flows for the June 30, 2003 comparative figures.

      Utilizing a before-tax discount rate of 12%, the reforestation liability was estimated based on an assumption of undiscounted cash flows of $13,700,000 to be paid over a 10 year period.

      (b)   HEDGING RELATIONSHIPS AND ACCOUNTING FOR DERIVATIVE FINANCIAL
            INSTRUMENTS:

      The Company adopted the CICA new Accounting Guideline-13, Hedging Relationships, which relates to the identification, designation, documentation and effectiveness of hedging relationships. The new requirements have been applied on a prospective basis to all instruments existing on, or entered into after, January 1, 2004. The Company did not have any derivative financial instruments outstanding as at January 1, 2004 nor did the Company use derivative financial instruments in the six months ended June 30, 2004. To the extent the Company uses derivative financial instruments in the future, the Company will determine on an individual transaction basis, whether the derivative instrument qualifies for hedge accounting under the new CICA standards. To the extent that a derivative instrument does not qualify for hedge accounting, changes in the fair value of the instrument will be recorded in earnings at each reporting period.

      (c)   IMPAIRMENT OF LONG-LIVED ASSETS:

      The Company adopted the new CICA recommendations of Section 3063, Impairment of Long-lived Assets. These recommendations require the Company to recognize an impairment loss when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The impairment loss is measured as the amount by which the long-lived asset's carrying amount exceeds its fair value. Prior standards required that an impairment loss was measured at the amount by which the long-lived asset's carrying amount exceeded its undiscounted cash flows. On adoption, this new standard did not impact the Company's consolidated financial statements.

      (d)   COUNTERVAILING AND ANTI-DUMPING DUTIES AND FREIGHT COSTS:

      The CICA introduced a new recommendation for the application of GAAP, which provides guidance on alternate sources to consult with when an issue is not specifically addressed by Canadian GAAP. Prior to January 1, 2004, the Company, along with other companies in the forest industry, presented sales net of countervailing and anti-dumping duties and freight costs. In accordance with the new GAAP standard, countervailing and anti-dumping duties and freight costs have been reclassified to costs and expenses. Prior period amounts have been restated to reflect these reclassifications.

5.    BANK CREDIT FACILITY

      In March 2002, the Company established a three-year revolving credit facility, secured by receivables and inventory, which bears an interest rate of prime plus 1%. The size of this asset-backed facility is determined by the level of outstanding receivables and inventory, but cannot exceed $65,000,000.

      At June 30, 2004, of the full $65,000,000 facility that was available to the Company, $44,388,000 had been drawn down and $2,987,000 was used to support standby letters of credit.

6.    ACCOUNTS PAYABLE SUBJECT TO COMPROMISE ($000)

      Accounts payable subject to compromise consist of the following:

Trade payables                                        $  17,797
Interest on 8 3/4% unsecured Senior Notes                95,727
Interest on 9 1/4% unsecured Senior Notes                38,574
                                                      ---------
                                                      $ 152,098
                                                      =========

7.    INTEREST

      Interest includes interest paid or payable on the Company's bank credit facility, interest accrued on the Company's secured and unsecured notes and the foreign exchange gain or loss on accrued but unpaid interest denominated in US dollars (secured and unsecured notes).

8.    CONTINGENCIES

      (a)   THE FORESTRY REVITALIZATION PLAN

      In March 2003, the Government of B.C. ("Crown") introduced the Forestry Revitalization Plan (the "Plan") that provides for significant changes to Crown forest policy and to the existing allocation of Crown timber tenures to licencees. The changes prescribed in the Plan include the elimination of minimum cut control regulations, the elimination of existing timber processing regulations, and the elimination of restrictions limiting the transfer and subdivision of existing licencees. As well, through legislation, licencees, including the Company, will be required to return 20% of their replaceable tenure to the Crown. The Plan states that approximately half of this volume will be redistributed to open opportunities for woodlots, community forests and First Nations and the other half will be available for public auction. The Crown has acknowledged that licencees will be fairly compensated for the return of tenure and related costs such as roads and bridges.

      The effect of the timber take-back is expected to result in a reduction of approximately 685,000 m3 of the Company's existing annual allowable cut on their replaceable tenures. The effect of the Plan on the Company's financial position and results of operations cannot be determined at this time. The Company will record the effects of the Plan at the time the amounts to be recorded are estimable.

      (b)   SOFTWOOD LUMBER DUTIES

      The Company has incurred countervailing and antidumping duties at 27.22% totalling $12.6 million for the second quarter of 2004 ($8.5 million for the second quarter of 2003).

      Cumulative duties from May 22, 2002, when cash deposits were made necessary for shipments of Canadian lumber into the US, until June 30, 2004, total $80.5 million.

      The Company and other Canadian Forest Product Companies, the Federal Government and Canadian Provincial Governments ("Canadian Interests") categorically deny the US allegations and strongly disagree with the final countervailing and antidumping determinations made by the USITC and USDOC. Canadian Interests continue to aggressively defend the Canadian industry in this US trade dispute. Canadian Interests have appealed these decisions to NAFTA panels and the WTO.

                                 [COMPANY LOGO]

           HEAD OFFICE
         435 Trunk Road
    Duncan, British Columbia                FINANCIAL STATEMENTS ON THE INTERNET
         Canada V9L 2P9                              http://www.domans.com
    Telephone: (250) 748-3711
       Fax: (250) 748-6045
    E-mail: domans@domans.com

                                 FORM 52-109FT2
           CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, JASPAUL H. DOMAN, President and Chief Executive Officer of DOMAN INDUSTRIES LIMITED, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of DOMAN INDUSTRIES LIMITED (the "Issuer") for the interim period ending June 30, 2004.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date:   July 22, 2004

"J.H. DOMAN"
----------------------------
JASPAUL H. DOMAN
PRESIDENT AND CHIEF EXECUTIVE OFFICER

                                 FORM 52-109FT2
            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, PHILIP G. HOSIER, Vice-President, Finance, of DOMAN INDUSTRIES LIMITED, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of DOMAN INDUSTRIES LIMITED (the "Issuer") for the interim period ending June 30, 2004.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: July 22, 2004

"P.G. HOSIER"
-------------------------
PHILIP G. HOSIER
VICE-PRESIDENT, FINANCE

                            DOMAN INDUSTRIES LIMITED

                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT

ITEM 1. NAME AND ADDRESS OF COMPANY

Doman Industries Limited ("Doman" or the "Company")
3rd Floor, 435 Trunk Road
Duncan, British Columbia
V9L 2P9

ITEM 2. DATE OF MATERIAL CHANGE

July 22, 2004

ITEM 3. NEWS RELEASE

The news release was disseminated in Vancouver via Canada Newswire on July 22, 2004.

ITEM 4. SUMMARY OF MATERIAL CHANGE

Doman announced its second quarterly results on July 22, 2004.

Doman also announced that it has been advised that the Toronto Stock Exchange would halt trading in Class A Common Shares and Class B Non-Voting Shares of Doman (the "Class A and B Shares") from noon on July 27, 2004, the day currently anticipated to be the date the Plan of Compromise and Arrangement sanctioned by the Court under the Companies' Creditors Arrangement Act (Canada) will be implemented. It is anticipated that the halt would remain in place until the stay of proceedings is lifted, at which time the Class A and B Shares would be de-listed from the Toronto Stock Exchange.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

The Company announced on July 22, 2004, the Company's second quarter 2004 results.

EBITDA

EBITDA in the second quarter of 2004 was $47.0 million compared to $15.8 million in the immediately preceding quarter and negative $19.9 million in the second quarter of 2003. The significant improvement in EBITDA for the current quarter reflects higher prices for lumber and pulp, combined with lower costs. EBITDA for the first half of 2004 was $62.9 million compared to negative $1.5 million for the same period in 2003.

SUMMARY OF SELECTED RESULTS FOR THE QUARTER AND SIX MONTHS YTD

                                                                                      6 Months   6 Months
                                                 2ND QUARTER  1st Quarter 2nd Quarter  ended      ended
(millions of dollars)                                2004       2004          2003    June 2004  June 2003
----------------------------------------------------------------------------------------------------------
Gross sales                                          227.5      161.9        149.5      389.4      304.0
Countervailing & anti-dumping duties                  12.6        9.5          8.5       22.1       16.4
EBITDA (Note)                                         47.0       15.8        (19.9)      62.9       (1.5)
Operating earnings (loss)                             29.8        4.4        (34.7)      34.2      (27.7)
Foreign exchange gain (loss) on long-term debt       (15.1)     (10.0)        81.0      (25.1)     154.9
Net earnings (loss) from Continuing Operations       (23.5)     (39.2)        19.5      (62.7)      75.1
Net earnings (loss) from Discontinued
Operations                                            (5.6)      (5.1)        (5.8)     (10.8)      (9.2)
Net earnings (loss)                                  (29.1)     (44.3)        13.7      (73.5)      65.9
----------------------------------------------------------------------------------------------------------

Earnings from Continuing Operations

The net loss for the second quarter of 2004 was $23.5 million compared to a net loss of $39.2 million in the immediately preceding quarter and net earnings of $19.5 million in the second quarter of 2003.

Contributing to the net loss for the second quarter of 2004 was an unrealized foreign exchange loss of $15.1 million on the translation of debt denominated in US dollars. This compares with a foreign exchange loss of $10.0 million in the immediately preceding quarter and a foreign exchange gain of $81.0 million in the second quarter of 2003.

The net loss for the first half of 2004 was $62.7 million compared to a profit of $75.1 million for the same period in 2003. Contributing to the net loss for the first half of 2004 was an unrealized foreign exchange loss of $25.1 million on US dollar debt compared to a gain of $154.9 million for the same period in 2003. Interest expense for the first half of 2004 was $60.4 million compared to $47.2 million for the same period in 2003.

Financial restructuring costs for the second quarter of 2004 were $5.0 million and for the six months to June 2004 totalled $8.3 million.

Solid Wood Segment

Sales in the solid wood segment increased to $175.2 million in the current quarter from $110.4 million in the same period of 2003 reflecting higher sales volumes for lumber and logs and higher average sales realizations for lumber. For the six months year to date, sales in the solid wood segment were $294.6 million compared to $224.0 million for the same period in 2003.

EBITDA for the solid wood segment in the second quarter was $37.0 million compared to $17.7 million in the previous quarter and $(4.4) million in the same quarter of 2003. The average lumber price (before deducting softwood duties and freight) was $675 per mfbm in the second quarter compared to $572 per mfbm in the previous quarter and $519 per mfbm in the second quarter of 2003. Logging operations were fully under way in the second quarter. Production of 1,158 km3 increased from 769 km3 in the previous quarter and 754 km3 in the second quarter of 2003. A new market-based timber pricing system that became effective in February 2004 is expected to reduce stumpage fees by approximately $8 per cubic metre.

NBSK Pulp Segment

Pulp sales for the quarter were $52.3 million compared to $39.1 million in the same quarter of 2003. The average list price of NBSK pulp, delivered to Northern Europe, was US $650 per ADMT in the second quarter of 2004 compared to US $550 per ADMT in the same quarter of 2003.

EBITDA for the pulp segment in the quarter was $12.2 million compared to $0.1 million in the previous quarter and $(14.0) million in the second quarter of 2003. The Squamish pulpmill operated for 91 days in the second quarter of 2004, producing 72,040 ADMT.

Changes in Cash Flows, Financial Position and Liquidity

Cash flow from continuing operations in the second quarter of 2004, before changes in non-cash working capital, was $4.3 million compared to $(16.5) million in the previous quarter and $(46.9) million in the second quarter of 2003. After changes in non-cash working capital, cash provided by continuing operations in the second quarter of 2004 was $(2.4) million compared to $2.8 million in the previous quarter and $(24.6) million in the second quarter of 2003.

Additions to property, plant and equipment in the second quarter were $13.0 million of which $11.5 million was for road construction in the logging sector.

Bank indebtedness increased by $11.4 million in the quarter in part to finance working capital which increased by $32.9 million (excluding accrued interest on the Company's outstanding bond indebtedness for which interest payments are stayed under the Company's CCAA proceedings).

The Company's cash balance at June 30, 2004 was $17.9 million. In addition, $17.6 million was available under its revolving credit facility.

Markets and Outlook

Lumber prices in the US as measured by SPF 2x4 lumber averaged approximately US $437 per mfbm in the second quarter of 2004 compared to US $370 per mfbm in the previous quarter and US $247 per mfbm in the second quarter of 2003. While U.S. housing start figures for June showed some softening from the highs seen recently, overall housing activity is expected to remain at strong levels. Despite favourable rulings for Canada from NAFTA and WTO panels, a satisfactory resolution to the softwood lumber dispute has still to be reached and the uncertainty that this creates continues to trouble and frustrate the BC lumber industry.

NBSK pulp markets continued strengthening in the quarter with list prices to Europe ending the second quarter at US $655. The market is expected to remain relatively stable in the third quarter and strengthen further later in the year.

Sale of Port Alice Pulpmill

On May 11, 2004 a sale of the Port Alice pulpmill to Port Alice Specialty Cellulose Inc., a subsidiary of LaPointe Partners, Inc., was approved by the Supreme Court of British Columbia, with closing on the same date. Under the purchase and sale agreement, the purchaser acquired for one dollar substantially all the assets used primarily or exclusively in the Port Alice mill, including $2.73 million of adjusted working capital (as defined) and the assumption of outstanding obligations relating to the pulpmill, including employee and pension liabilities.

In the attached financial statements the assets, liabilities and operating results of Port Alice are separately disclosed and referred to as discontinued operations. The loss from discontinued operations was $5.6 million in the quarter ended June 30, 2004 and $10.8 million for the year to date.

Restructuring

On June 7, 2004 a creditors meeting was held, in connection with proceedings under the Companies' Creditors Arrangement Act ("CCAA") to consider the Plan of Compromise and Arrangement (the "Plan"). The creditors overwhelmingly voted to approve the Plan. KPMG Inc., the monitor appointed by the Supreme Court of British Columbia under the CCAA, confirmed that approximately 97.75% of the number of affected creditors that voted at the meeting, holding approximately 99.98% of the total value of the claims, voted to approve the Plan.

On June 11, 2004 the Supreme Court of British Columbia issued an order sanctioning the Plan. Implementation of the Plan is expected to occur on or about July 27, 2004 and the stay of proceedings was extended to the earlier of the end of the business day after the Plan implementation day and July 31, 2004.

Shareholders of the Company on the Plan implementation day (the "PID") are entitled to receive Class C Warrants of Western Forest Products Inc. ("Western Forest"), the company that will operate the successor business to the Company. Each Class C Warrant entitles the holder to purchase one common share of Western Forest, is non-transferable and has a five year term, subject to certain early termination provisions. The Class C Warrants will not be listed. Shareholders will receive no other securities under the Plan.

The holders of Class A Common Shares and the Class B Non-Voting Shares, Series 2 are entitled to receive on a pro rata basis, in the aggregate, 45% of the Class C Warrants. The holders of the Class A Preferred Shares are entitled to receive on a pro rata basis, in the aggregate, 55% of the Class C Warrants.

The Class C Warrants will be issuable in three tranches, for 10% of the fully-diluted shares of Western. (Tranches 1, 2 and 3 will be exercisable for 2%, 3% and 5% of the fully-diluted shares of Western, at equity strike prices of $417.3 million, $667.3 million and $867.3 million, respectively).

The Company has been advised that the Toronto Stock Exchange will halt trading in the Class A and Class B Shares from noon on July 27, 2004, which halt is expected to remain following the implementation of the Plan until the stay of proceedings imposed under the CCAA Court order is lifted, at which time the Class A and B Shares will be delisted from the Toronto Stock Exchange.

Concluding Remarks

There has been significant improvement in EBITDA in the second quarter. With the overwhelming approval by the creditors of the Company's restructuring Plan, the lengthy reorganization process will be concluded at the end of July. The timing of emergence from CCAA, with strong markets for lumber and pulp, combined with the rationalization and improved efficiencies of our operations, is very positive for the successor company, Western Forest Products Inc. Western Forest Products Inc. is well positioned to play a leading role in the forest industry over the coming years.

Financial Statement

The second quarterly financial statements are attached hereto as Schedule A.

Note:

Cash flow is defined as cash flow from operations before changes in non-cash working capital as disclosed in the consolidated statements of cash flows.

EBITDA represents operating earnings (loss) before amortization, asset write-downs and other income (expenses) as disclosed in the consolidated statement of operations. The Company discloses EBITDA as it is a measure used by analysts to evaluate the Company's performance. As EBITDA is a non-GAAP measure, it may not be comparable to EBITDA calculated by others. In addition, as EBITDA is not a substitute for net earnings (loss), readers should consider net earnings in evaluating the Company's performance.

This document contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause the actual results of the Company to be materially different from those expressed or implied by those forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign-currency exchange rates and other factors referenced herein and in the Company's annual information form and annual report.

ITEM 6. RELIANCE ON 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7. OMITTED INFORMATION

Not applicable.

ITEM 8. EXECUTIVE OFFICER

The following executive officer of the Company is knowledgeable about the material change and may be contacted respecting the change:

Philip G. Hosier,
Vice President, Finance
(604) 665-6200

ITEM 9. DATE OF REPORT

July 26, 2004.

                                            DOMAN INDUSTRIES LIMITED

                                            By:     "P.G. HOSIER"
                                                --------------------------------
                                                Name:  Philip G. Hosier
                                                Title: Vice President, Finance

                                  SCHEDULE "A"

                      SECOND QUARTERLY FINANCIAL STATEMENTS

DOMAN INDUSTRIES LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
UNAUDITED
(in thousands of dollars, except per share amounts)


                                                                         THREE MONTHS ENDED               SIX MONTHS ENDED
                                                                              JUNE 30,                        JUNE 30,
                                                                    ----------------------------     --------------------------
                                                                        2004            2003            2004          2003
                                                                        ----            ----            ----          ----
                                                                                     (RESTATED -                    (RESTATED -
                                                                                       NOTE 3)                       NOTE 3)
Sales.............................................................  $    227,477    $    149,523     $   389,397   $    304,024

Costs and Expenses
   Cost of goods sold before amortization.........................       148,508         143,546         267,529        256,286
   Freight costs .................................................        13,297          12,276          25,950         24,153
   Countervailing and anti-dumping duties ........................        12,598           8,538          22,135         16,355
   Selling and administration.....................................         6,046           5,098          10,911          8,681
                                                                    ------------    ------------     -----------   ------------
                                                                         180,449         169,458         326,525        305,475
                                                                    ------------    ------------     -----------   ------------
Operating earnings (loss) before amortization and
   other income and expense.......................................        47,028         (19,935)         62,872         (1,451)

Amortization of property, plant and equipment.....................        17,185          12,772          28,647         24,253
Operating restructuring costs ....................................            --           2,000              --          2,000
                                                                    ------------    ------------     -----------   ------------
Operating earnings (loss) ........................................        29,843         (34,707)         34,225        (27,704)

Interest expense
  Cash interest...................................................       (31,500)        (25,573)        (60,413)       (47,183)
  Exchange gains (and losses) on long-term debt and
      amortization of debt issue costs............................       (16,073)         79,868         (27,128)       152,635
  Financial restructuring costs ..................................        (4,999)         (1,632)         (8,307)        (3,581)
  Other income (expense)..........................................          (396)          1,032            (337)         1,119
                                                                    ------------    ------------     -----------   ------------
                                                                         (52,968)         53,695         (96,185)       102,990
                                                                    ------------    ------------     -----------   ------------
Earnings (loss) before income taxes...............................       (23,125)         18,988         (61,960)        75,286
Income tax (expense) recovery.....................................          (385)            493            (748)          (208)
                                                                    ------------    ------------     -----------   ------------
Net earnings (loss) from continuing operations....................       (23,510)         19,481         (62,708)        75,078
Net earnings (loss) from discontinued operations..................        (5,634)         (5,772)        (10,777)        (9,195)
                                                                    ------------    ------------     -----------   ------------
Net earnings (loss)...............................................       (29,144)         13,709         (73,485)        65,883
Provision for dividends on preferred shares.......................        (1,200)         (1,197)         (2,403)        (2,351)
                                                                    ------------    ------------     -----------   ------------
Net earnings (loss) attributable to common and non-voting shares
   Continuing operations .........................................       (24,710)         18,284         (65,111)        72,727
   Discontinued operations .......................................        (5,634)         (5,772)        (10,777)        (9,195)
                                                                    ------------    ------------     -----------   ------------
                                                                         (30,344)         12,512         (75,888)        63,532
                                                                    ============    ============     ===========   ============
Net earnings (loss) per common share
   Continuing operations .........................................         (0.58)           0.43           (1.53)          1.71
   Discontinued operations .......................................         (0.13)          (0.14)          (0.25)         (0.22)
                                                                    ------------    ------------     -----------   ------------
                                                                           (0.71)           0.29           (1.79)          1.50
Average number of common and non-voting shares
   outstanding (000's)                                                    42,481          42,481          42,481         42,481

DOMAN INDUSTRIES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOW
UNAUDITED
(in thousands of dollars)


                                                                         THREE MONTHS ENDED               SIX MONTHS ENDED
                                                                              JUNE 30,                        JUNE 30,
                                                                    ----------------------------     --------------------------
                                                                        2004            2003            2004          2003
                                                                        ----            ----            ----          ----
                                                                                     (RESTATED -                    (RESTATED -
                                                                                       NOTE 3)                        NOTE 3)
Operating Activities
   Net earnings (loss) from continuing operations.................       (23,510)         19,481         (62,708)        75,078
   Add (deduct) items not involving cash:
      Amortization of capital assets .............................        17,185          12,772          28,647         24,253
      Amortization of financing costs.............................           931           1,094           2,025          2,222
      Foreign exchange (gain) loss................................        15,142         (80,963)         25,103       (154,857)
      (Gain) loss on fixed asset disposals .......................           (15)         (1,210)           (427)        (1,122)
      Other items.................................................        (5,446)          1,951          (4,860)         2,273
                                                                    ------------    ------------     -----------   ------------
      Working capital provided by (used in)
         continuing operations....................................         4,287         (46,875)        (12,220)       (52,153)

Net change in non-cash working capital items -
   continuing operations..........................................        (6,700)         22,251          12,599         38,596
                                                                    ------------    ------------     -----------   ------------
Funds provided by operating activities - continuing
   operations.....................................................        (2,413)        (24,624)            379        (13,557)
Funds provided by operating activities - discontinued
   operations.....................................................        (1,036)          8,297          (3,707)         4,603
                                                                    ------------    ------------     -----------   ------------
Funds provided by operating activities                                    (3,449)        (16,327)         (3,328)        (8,954)

Financing Activities
   Increase (decrease) in bank indebtedness ......................        11,422          27,022          13,961         20,072
                                                                    ------------    ------------     -----------   ------------

Investing Activities
   Additions to property, plant and equipment.....................       (13,039)        (11,217)        (18,784)       (19,029)
   Disposal of property, plant and equipment......................            30           1,405           1,055          1,668
   Other                                                                   3,282             479           3,428            458
                                                                    ------------    ------------     -----------   ------------

Funds used in investing activities................................        (9,727)         (9,333)        (14,301)       (16,903)
                                                                    ------------    ------------     -----------   ------------

Increase (decrease) in cash.......................................        (1,754)          1,362          (3,668)        (5,785)
Cash, beginning of period.........................................        19,647          15,452          21,561         22,599
                                                                    ------------    ------------     -----------   ------------

Cash, end of period...............................................  $     17,893    $     16,814     $    17,893   $     16,814
                                                                    ============    ============     ===========   ============

DOMAN INDUSTRIES LIMITED
CONSOLIDATED BALANCE SHEETS
(in thousands of dollars)


                                                                      JUNE 30,      DECEMBER 31,
                                                                        2004            2003
                                                                        ----            ----
                                                                     (UNAUDITED)      (AUDITED)
                                                                                     (RESTATED-
                                                                                       NOTE 3)
ASSETS

Current Assets
   Cash..........................................................   $     17,893    $     21,561
   Accounts receivable...........................................        104,031          62,894
   Inventories...................................................        175,910         146,489
   Prepaid expenses .............................................          9,938           5,837
   Discontinued operations ......................................          3,686          18,880
                                                                    ------------    ------------
                                                                         311,458         255,661

Investments......................................................         10,988          10,786

Property, plant and equipment....................................        449,677         460,305

Other assets.....................................................         16,684          19,898

Long-term assets of discontinued operations .....................             --           2,402
                                                                    ------------    ------------
                                                                    $    788,807    $    749,052
                                                                    ============    ============

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Current Liabilities
    Bank indebtedness ...........................................   $     44,388    $     30,427
   Accounts payable and accrued liabilities .....................        162,717         116,694
   Accounts payable and accrued liabilities, subject to compromise       152,098         110,862
   Current portion of long-term debt subject to compromise ......        517,514         503,042
   Current portion of long-term debt ............................        213,408         207,440
   Discontinued operations ......................................             --           8,124
                                                                    ------------    ------------
                                                                       1,090,125         976,589

Long-term debt ..................................................        166,725         162,063

Other liabilities................................................         22,567          21,906

Long-term liabilities of discontinued operations ................             --           5,619
                                                                    ------------    ------------
                                                                       1,279,417       1,166,177

Shareholders' Equity (Deficit)
   Share capital
      Preferred shares...........................................         64,076          64,076
      Common and non-voting shares...............................        242,942         242,942
                                                                    ------------    ------------
                                                                         307,018         307,018

   Deficit.......................................................       (797,628)       (724,143)
                                                                    ------------    ------------
                                                                        (490,610)       (417,125)
                                                                    ------------    ------------
                                                                    $    788,807    $    749,052
                                                                    ============    ============

DOMAN INDUSTRIES LIMITED
SUPPLEMENTAL INFORMATION
UNAUDITED


                                                                    THREE MONTHS ENDED     SIX MONTHS ENDED
                                                                         JUNE 30,               JUNE 30,
                                                                    ------------------     ----------------
                                                                      2004      2003         2004    2003
                                                                      ----      ----         ----    ----
Sales ($ Millions)
   Lumber................................................             115.2      79.1        215.2    155.2
   Logs..................................................              53.4      26.3         67.5     58.4
   By-Products...........................................               6.6       5.0         11.9     10.4
                                                                     ------    ------      -------  -------

Solid Wood Segment.......................................             175.2     110.4        294.6    224.0
Pulp Segment.............................................              52.3      39.1         94.8     80.0
                                                                     ------    ------      -------  -------

Total Sales to external customers........................             227.5     149.5        389.4    304.0
                                                                     ------    ------      -------  -------
Intersegment Sales accounted for
   at market prices......................................              14.9      12.4         27.7     26.1

Sales Volumes

   Lumber (MMFBM)........................................               171       153          346      276
   Logs (km(3))..........................................               449       167          549      373

   Pulp - NBSK (ADMT)....................................            65,549    60,882      126,560  127,895
   Pulp - Sulphite (ADMT)................................             7,934    10,803       13,031   26,009
                                                                     ------    ------      -------  -------
Production Volumes
   Lumber (MMFBM)........................................               175       141          330      306
   Logs (km(3))..........................................             1,158       754        1,927    1,435
   Pulp - NBSK (ADMT)....................................            72,040    61,119      135,764  131,051
   Pulp - Sulphite (ADMT)................................                --        --           --   16,441
                                                                     ------    ------      -------  -------
EBITDA ($ Millions)
   Solid Wood Segment....................................              37.0      (4.4)        54.7     15.6
   Pulp Segment..........................................              12.2     (14.0)        12.3    (14.4)
   General Corporate.....................................              (2.2)     (1.5)        (4.2)    (2.6)
                                                                     ------    ------      -------  -------

      Total..............................................              47.0     (19.9)        62.8     (1.4)
                                                                     ------    ------      -------  -------
Amortization ($ Millions)
   Solid Wood Segment....................................              14.5      10.5         23.7     19.3
   Pulp Segment..........................................               2.6       2.3          4.9      5.0
                                                                     ------    ------      -------  -------

      Total..............................................              17.1      12.8         28.6     24.3
                                                                     ------    ------      -------  -------
Segmented Operating Earnings (Loss) ($ Millions)
   Solid Wood Segment....................................              22.5     (14.9)        31.0     (3.7)
   Pulp Segment..........................................               9.6     (16.3)         7.4    (19.4)
                                                                     ------    ------      -------  -------

                                                                       32.1     (31.2)        38.4    (23.1)

General Corporate                                                      (2.2)     (3.5)        (4.2)    (4.6)
                                                                     ------    ------      -------  -------

      Total..............................................              29.9     (34.7)        34.2    (27.7)
                                                                     ------    ------      -------  -------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. GOING CONCERN

      On November 7, 2002 the Company was granted protection from its creditors under the Companies Creditors Arrangement Act ("CCAA"), pursuant to an Order ("Court Order") issued by the Supreme Court of British Columbia (the "Court"). Under terms of the Court Order, the Company was required to present to the Court a Plan of Arrangement and Compromise (the "Plan") setting out the terms of the restructuring of its debt and other obligations. The effect of the Court Order is to stay the Company's current obligations to creditors until the Plan can be approved and implemented.

      Since November 7, 2002 and until April 30, 2004, the Company had been negotiating the terms of the Plan with various stakeholders including committees of unsecured bondholders and secured bondholders, other unsecured creditors, preferred shareholders and common shareholders (together, referred to as the "Stakeholders"). In addition, the Company and its advisors had been actively pursuing refinancing opportunities with potential lenders and investors and possible asset sales to third parties to generate proceeds to reduce or replace the Company's existing debt.

      On April 30, 2004, the Court issued an order authorizing the filing of a Plan and directing the Company to hold a meeting of unsecured creditors. On June 7, 2004, the unsecured creditors approved the Plan. On June 11, 2004, the Court issued its Sanction Order approving the Plan.

      A summary of the terms of the approved Plan are as follows:

      - The pulp and solid wood assets of Doman will be separated into two new corporate groups; Lumberco which will hold the lumber assets of Doman, and Pulpco, a wholly owned subsidiary of Lumberco, which will hold the pulp assets (other than Port Alice) of Doman. Lumberco will take over from Doman as the public parent company.

      - The unsecured indebtedness of Doman and its subsidiaries, including its pre-filing trade debt, will be compromised and converted to 75% of the equity of Lumberco, subject to cash elections.

      - The indebtedness of Doman held by secured noteholders will be refinanced in full through a combination of an offering of warrants to the unsecured creditors and a private placement to Tricap, certain funds for which Merrill Lynch Investment Manager or its affiliate acts as investment adviser, Quadrangle and Amaranth (the "Standby Purchasers") in consideration for the issuance of new secured bonds and the remaining 25% of Lumberco equity to the Standby Purchaser and those creditors who exercise the warrants.

      - Post restructuring, Lumberco is expected to have no debt other than the new secured bonds, a working capital facility of up to $100 million and certain intercorporate debt.

      - Existing shareholders of Doman will not be entitled to any distributions or other compensation under the Plan and will have no entitlement to vote on the Plan, except that they will be granted three tranches of non-transferable warrants to purchase up to 10% of the shares of Lumberco on the terms set out in the Plan.

      Basis of presentation:

      The accompanying consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its obligations in the normal course of business. There is doubt about the appropriateness of the use of the going concern assumption because of the CCAA reorganization proceedings and circumstances relating to this event, including the Company's current debt structure, recent losses and cash flow. As such, realization of assets and discharge of liabilities are subject to significant uncertainty.

      The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. The appropriateness of the going concern basis is dependent upon, among other things, confirmation of a plan of reorganization, future profitable operations and the ability to generate sufficient cash from operations and financing arrangements to meet obligations.

      Lumberco, the reorganized Company, will be required to adopt fresh start accounting in accordance with Canadian GAAP. This accounting will require that assets and liabilities be recorded at their fair values at the date of emergence from the Company's reorganization proceedings. As a result, the reported amounts in the consolidated financial statements could materially change, because they do not give effect to any adjustments to the carrying value of assets and liabilities that may ultimately result from the adoption of fresh start accounting.

2. SIGNIFICANT ACCOUNTING POLICIES

      These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and, accordingly, should be read in conjunction with the Company's most recent audited annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application used in the Company's annual consolidated financial statements as at and for the year ended December 31, 2003, except for the new accounting policies adopted subsequent to that date, as detailed below.

3. DISCONTINUED OPERATIONS:

      Effective May 11, 2004, the Company sold its Port Alice pulpmill to Port Alice Specialty Cellulose Inc., a subsidiary of Lapointe Partners, Inc. Under the purchase and sale agreement, the purchaser acquired all the assets used primarily or exclusively in the Port Alice pulpmill, including $2.73 million of adjusted working capital (as defined) and the assumption of outstanding obligations relating to the pulpmill, including employee and pension liabilities, for one dollar.

Financial information for the discontinued operations is as follows:

BALANCE SHEETS


                                                                    June 30, 2004    December 31, 2003
                                                                    -------------    -----------------
 Current assets:
   Accounts receivable ................................                $ 3,686            $  5,423
   Inventories ........................................                      -              12,531
   Prepaid expenses ...................................                      -                 926
                                                                       $ 3,686            $ 18,880
 Long-term assets:
   Property, plant and equipment ......................                $     -            $    110
   Other assets .......................................                      -               2,292
                                                                       $     -            $  2,402
 Current liabilities
    Accounts payable and accrued
        liabilities ...................................                $     -            $  8,124

 Other obligations ....................................                $     -            $  5,619

STATEMENTS OF OPERATIONS


                                                     Three months ended      Six months ended
                                                           June 30                June 30
                                                        2004      2003        2004       2003
                                                        ----      ----        ----       ----
Revenues                                             $ 8,429   $10,904     $ 12,764   $ 26,866
Costs and expenses.................
  Production costs ................                    8,921    15,520       17,933     33,384
  Freight costs ...................                      995     1,156        1,461      2,677
                                                       9,916    16,676       19,394     36,061
Loss from operations                                  (1,487)   (5,772)      (6,630)    (9,195)
Loss on sale of operations ........                   (4,147)        -       (4,147)         -
Loss from discontinued
    operations ....................                  $(5,634)  $(5,772)    $(10,777)  $ (9,195)

      The receivable due from the purchaser, shown in the table above, in the amount of $3.7 million represents working capital sold to the purchaser. This amount is being disputed by the purchaser.

4. ADOPTION OF NEW ACCOUNTING POLICIES:

      Effective January 1, 2004, the Company adopted or changed the following accounting policies as required under new Canadian Institute of Chartered Accountants ("CICA") recommendations:

      (a) ASSET RETIREMENT OBLIGATIONS:

      The Company retroactively adopted CICA new handbook section 3110 on the recognition and measurement of asset retirement obligations, which for the Company encompasses primarily reforestation liabilities. Under this new section, asset retirement obligations are recognized at the fair value in the period in which the legal obligation was incurred, with fair value of a liability determined with reference to the present value of estimated future cash flows. In periods subsequent to the initial measurement, changes in the liability resulting from the passage of time and revisions to fair value calculations are recognized in the statement of operations as they occur.

      The following changes to historical financial statements have been made to reflect the new policy:


                                                Prior Policy   New policy
                                                ------------   ----------
Balance Sheet as at December 31, 2003:
      Other long-term liabilities               $     29,725   $   27,525
      Deficit, ending                                726,343      724,143

      The adoption of the new standard did not have any effect on the results from operations or cash flows for the June 30, 2003 comparative figures.

      Utilizing a before-tax discount rate of 12%, the reforestation liability was estimated based on an assumption of undiscounted cash flows of $13,700,000 to be paid over a 10 year period.

      (b)   HEDGING RELATIONSHIPS AND ACCOUNTING FOR DERIVATIVE FINANCIAL
            INSTRUMENTS:

      The Company adopted the CICA new Accounting Guideline-13, Hedging Relationships, which relates to the identification, designation, documentation and effectiveness of hedging relationships. The new requirements have been applied on a prospective basis to all instruments existing on, or entered into after, January 1, 2004. The Company did not have any derivative financial instruments outstanding as at January 1, 2004 nor did the Company use derivative financial instruments in the six months ended June 30, 2004. To the extent the Company uses derivative financial instruments in the future, the Company will determine on an individual transaction basis, whether the derivative instrument qualifies for hedge accounting under the new CICA standards. To the extent that a derivative instrument does not qualify for hedge accounting, changes in the fair value of the instrument will be recorded in earnings at each reporting period.

      (c) IMPAIRMENT OF LONG-LIVED ASSETS:

      The Company adopted the new CICA recommendations of Section 3063, Impairment of Long-lived Assets. These recommendations require the Company to recognize an impairment loss when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The impairment loss is measured as the amount by which the long-lived asset's carrying amount exceeds its fair value. Prior standards required that an impairment loss was measured at the amount by which the long-lived asset's carrying amount exceeded its undiscounted cash flows. On adoption, this new standard did not impact the Company's consolidated financial statements.

      (d) COUNTERVAILING AND ANTI-DUMPING DUTIES AND FREIGHT COSTS:

      The CICA introduced a new recommendation for the application of GAAP, which provides guidance on alternate sources to consult with when an issue is not specifically addressed by Canadian GAAP. Prior to January 1, 2004, the Company, along with other companies in the forest industry, presented sales net of countervailing and anti-dumping duties and freight costs. In accordance with the new GAAP standard, countervailing and anti-dumping duties and freight costs have been reclassified to costs and expenses. Prior period amounts have been restated to reflect these reclassifications.

5. BANK CREDIT FACILITY

      In March 2002, the Company established a three-year revolving credit facility, secured by receivables and inventory, which bears an interest rate of prime plus 1%. The size of this asset-backed facility is determined by the level of outstanding receivables and inventory, but cannot exceed $65,000,000.

      At June 30, 2004, of the full $65,000,000 facility that was available to the Company, $44,388,000 had been drawn down and $2,987,000 was used to support standby letters of credit.

6. ACCOUNTS PAYABLE SUBJECT TO COMPROMISE ($000)

      Accounts payable subject to compromise consist of the following:


Trade payables                                        $  17,797
Interest on 8-3/4% unsecured Senior Notes                95,727
Interest on 9-1/4% unsecured Senior Notes                38,574
                                                      ---------
                                                      $ 152,098


7. INTEREST

      Interest includes interest paid or payable on the Company's bank credit facility, interest accrued on the Company's secured and unsecured notes and the foreign exchange gain or loss on accrued but unpaid interest denominated in US dollars (secured and unsecured notes).

8. CONTINGENCIES

      (a) THE FORESTRY REVITALIZATION PLAN

      In March 2003, the Government of B.C. ("Crown") introduced the Forestry Revitalization Plan (the "Plan") that provides for significant changes to Crown forest policy and to the existing allocation of Crown timber tenures to licencees. The changes prescribed in the Plan include the elimination of minimum cut control regulations, the elimination of existing timber processing regulations, and the elimination of restrictions limiting the transfer and subdivision of existing licencees. As well, through legislation, licencees, including the Company, will be required to return 20% of their replaceable tenure to the Crown. The Plan states that approximately half of this volume will be redistributed to open opportunities for woodlots, community forests and First Nations and the other half will be available for public auction. The Crown has acknowledged that licencees will be fairly compensated for the return of tenure and related costs such as roads and bridges.

      The effect of the timber take-back is expected to result in a reduction of approximately 685,000 m3 of the Company's existing annual allowable cut on their replaceable tenures. The effect of the Plan on the Company's financial position and results of operations cannot be determined at this time. The Company will record the effects of the Plan at the time the amounts to be recorded are estimable.

      (b) SOFTWOOD LUMBER DUTIES

      The Company has incurred countervailing and antidumping duties at 27.22% totalling $12.6 million for the second quarter of 2004 ($8.5 million for the second quarter of 2003).

      Cumulative duties from May 22, 2002, when cash deposits were made necessary for shipments of Canadian lumber into the US, until June 30, 2004, total $80.5 million.

      The Company and other Canadian Forest Product Companies, the Federal Government and Canadian Provincial Governments ("Canadian Interests") categorically deny the US allegations and strongly disagree with the final countervailing and antidumping determinations made by the USITC and USDOC. Canadian Interests continue to aggressively defend the Canadian industry in this US trade dispute. Canadian Interests have appealed these decisions to NAFTA panels and the WTO.